002 The Putnam Fund for Growth and Income attachment
4/30/07 semi-annual

New accounting pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (the Interpretation). The Interpretation prescribes a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken by a filer in the filers tax return. The Interpretation will become effective for fiscal years beginning after December 15, 2006 but will also apply to tax positions reflected in the funds financial statements as of that date. No determination has been made whether the adoption of the Interpretation will require the fund to make any adjustments to its net assets or have any other effect on the funds financial statements. The effects of implementing this pronouncement, if any, will be noted in the funds next semiannual financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (the Standard). The Standard defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Putnam Management is currently evaluating what impact the adoption of the Standard will have on the funds financial statements.